

May 4, 2015

<u>Via E-mail</u>
Guy Marsala
Chief Executive Officer
Medbox, Inc.
8349 West Sunset Blvd., Suite 101
West Hollywood, CA 90069

> **Re: Medbox, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 9, 2015**
> **File No. 333-203299**

Dear Mr. Marsala:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that your registration statement includes the resale of shares of common stock underlying the July 2014 Warrants, the September 2014 Warrants and the Director Warrants, totaling approximately 5,079,873 shares of common stock. We also note that the exercise price for these warrants is determined in part by a market price formula. A private placement of shares must be completed prior to filing the registration statement. An investor receiving an exercisable security, such as a warrant, has further investment decision to make after the filing of the registration statement and, therefore, the investor is not irrevocably committed to acquire all of the shares. Please remove the shares of common stock underlying the warrants from the registration statement or advise. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.17 available on our website.

Plan of Distribution, page 24

2.   Please revise to consistently identify the selling stockholders as underwriters throughout your filing, as applicable, and note that such disclosure should be included in any post-effective amendment or prospectus supplement. It is not sufficient to note that the selling stockholders "may be underwriters. . . ." Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.22 available on our website.

Description of Securities to be Registered, page 26

3.   We note that the summary of the material terms of the company's capital stock is qualified by reference to the "applicable provisions of Nevada law." You may not qualify disclosure by reference to information outside the registration statement. Please revise.

Certain Relationships and Related Transactions, and Director Independence, page 71

4.   We note your disclosure in note 16 to your financial statements on page F-25 that certain "related parties contributed $810,000 and $561,000 in 2013 and 2012, respectively, to provide funding for growth for the company" and that "during the first quarter of 2014, the company completed a contract with a related party and shareholder in the amount of $400,000. . . ." Please identify the related parties by name and ensure consistency with respect to your disclosure here on page 71 and with your disclosure in note 16 to your financial statements. Refer to Item 404 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Blase P. Dillingham, Esq.
        Scott A. Schwartz, Esq.
        Manatt, Phelps & Phillips, LLP